Exhibit 77C

ADDITIONAL INFORMATION

Shareholder Meetings

At a special shareholders’ meeting held on March 18, 2013, shareholders of Loomis Sayles Funds II voted for the following proposal:

1.	Election of Trustees for Loomis Sayles Funds II:

Nominee	Voted “FOR”	Withheld	Total Votes
Charles D. Baker	1,908,768,243	24,689,516	1,933,457,759
Edmond J. English	1,907,921,154	25,536,605	1,933,457,759
David L. Giunta	1,907,548,640	25,909,119	1,933,457,759
Martin T. Meehan	1,906,909,667	26,548,092	1,933,457,759

In addition to the Trustees named above, the following also serve as Trustees of the Trusts: Daniel M. Cain, Kenneth A. Drucker, Wendell J. Knox, Sandra O. Moose, Erik R. Sirri, Peter J. Smail, Cynthia L. Walker, Robert J. Blanding and John T. Hailer.